UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

SUNTERRA CORPORATION
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
86787D 20 8
(CUSIP Number of Class of Securities)
CD Capital Management LLC 2 North Riverside Plaza, Suite 720 Chicago, Illinois 60606 Attention: John Ziegelman Telephone: (312) 466-3226
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to:
Greenberg Traurig, LLP The Metlife Building 200 Park Avenue New York, NY 10166 Attention: Clifford E. Neimeth, Esq. Telephone: (212) 801-9200	Greenberg Traurig, LLP 77 West Wacker Drive Chicago, Illinois 60601 Attention: Peter H. Lieberman, Esq. Telephone: (312) 456-8400
July 25, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 7 PAGES

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON: CD Capital Management LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

31-1816593

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
537,772 (see Item 5)
	8.	SHARED VOTING POWER
-0- (see Item 5)
	9.	SOLE DISPOSITIVE POWER
537,772 (see Item 5)
	10.	SHARED DISPOSITIVE POWER
-0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

537,772

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

IA,	OO

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

PAGE 2 OF 7 PAGES

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON: John D. Ziegelman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
562,772 (see Item 5)
	8.	SHARED VOTING POWER
-0- (see Item 5)
	9.	SOLE DISPOSITIVE POWER
562,772 (see Item 5)
	10.	SHARED DISPOSITIVE POWER
-0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

562,772

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

IN

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

PAGE 3 OF 7 PAGES

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
04-3818748

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
782,000 (see Item 5)
	8.	SHARED VOTING POWER
-0- (see Item 5)
	9.	SOLE DISPOSITIVE POWER
782,000 (see Item 5)
	10.	SHARED DISPOSITIVE POWER
-0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

782,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

PAGE 4 OF 7 PAGES

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 5 of 7 Pages

1.	NAME OF REPORTING PERSON: Ziegelman Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

36-4337005

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
-0- (see Item 5)
	8.	SHARED VOTING POWER
25,000 (see Item 5)
	9.	SOLE DISPOSITIVE POWER
-0- (see Item 5)
	10.	SHARED DISPOSITIVE POWER
25,000 (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

PN

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

PAGE 5 OF 7 PAGES

SCHEDULE 13D/A

CD Capital Management LLC, a Delaware limited liability company (‘‘CD Capital’’), John D. Ziegelman (‘‘Mr. Ziegelman’’), Magnetar Financial LLC, a Delaware limited liability company (‘‘Magnetar’’), and Ziegelman Partners, L.P., a Delaware limited partnership (‘‘ZP-LP’’ and collectively with CD Capital, Mr. Ziegelman, and Magnetar, the ‘‘Reporting Persons’’) are jointly filing this Amendment No. 8 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the ‘‘Commission’’) on December 19, 2005, as amended by Amendment No. 1 thereto filed with the Commission on January 17, 2006, Amendment No. 2 thereto filed with the Commission on February 21, 2006, Amendment No. 3 thereto filed with the Commission on April 24, 2006, Amendment No. 4 thereto filed with the Commission on April 28, 2006, Amendment No. 5 thereto filed with the Commission on May 19, 2006, Amendment No. 6 thereto filed with the Commission on June 16, 2006 and Amendment No. 7 thereto filed with the Commission on July 12, 2006 (collectively, the ‘‘Schedule 13D’’).

The purpose of this Amendment No. 8 is to report the appointment of Mr. Ziegelman to the Board of Directors of the Issuer. Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.    PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information:

As a result of discussions between Mr. Ziegelman and Mr. David Gubbay, the Chairman of the Board of the Issuer, on July 25, 2006, Mr. Ziegelman was appointed to the Issuer's Board of Directors. Mr. Ziegelman decided to join the Board because he believes that is the best way for him to maximize shareholder value and accomplish a sale of the Issuer, either as a whole or through separate sales of the European and North American operations, as previously demanded by the Reporting Persons.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to add the following information:

In connection with the appointment of Mr. Ziegelman to the Issuer's Board of Directors, the Board agreed that the Issuer would indemnify Mr. Ziegelman for any liabilities and expenses incurred in connection with his service as a director, and that the Issuer would enter into a long-form, standalone Indemnification Agreement with Mr. Ziegelman at a later date.

PAGE 6 OF 7 PAGES

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: July 25, 2006

CD CAPITAL MANAGEMENT LLC
By: ZP II LP, its Managing Member
By: C3 Management Inc., its General Partner
BY: /s/ John D. Ziegelman
Name: John D. Ziegelman Title: President
MAGNETAR FINANCIAL LLC
By: /s/ Paul Smith
Name: Paul Smith Title: General Counsel
ZIEGELMAN PARTNERS, L.P.
By: /s/ John D. Ziegelman
Name: John D. Ziegelman Title: Managing Agent
/s/ John D. Ziegelman
JOHN D. ZIEGELMAN